                     RCM EQUITY FUNDS, INC.


                  FORM OF AMENDMENTS TO BYLAWS


Section 1 of Article V of the Bylaws be and hereby is amended by deleting the first sentence thereof and adding in their place the following sentence:

             "The officers of the Corporation shall include a President, a Secretary and a Treasurer, each of whom shall be elected or appointed by the Board of Directors."

Section 8 of Article V of the Bylaws be and hereby is amended by deleting the second and third sentences thereof and adding in its place the following sentence:

             "In the absence of the Chairman of the Board (or if there be none), the President or another officer designated by him (or by the Board of Directors) shall preside at all meetings of the stockholders and of the Board of Directors."